                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under The Securities Exchange Act Of 1934

                               (Amendment No. 3)

                          Dal-Tile International Inc.
                                (Name Of Issuer)

                    Common Stock, $0.01 par value per share
                         (Title Of Class Of Securities)

                                  23426R 10 8
                                 (CUSIP Number)

         Frank A. Riddick, III                           David D. Wilson
  c/o Armstrong World Industries, Inc.           c/o Armstrong Enterprises, Inc.
        313 West Liberty Street                      313 West Liberty Street
             P.O. Box 3001                                P.O. Box 3001
       Lancaster, PA  17604-3001                    Lancaster, PA  17604-3001
             (717) 397-0611                              (717) 397-0611

                                with a copy to:

                                Deborah K. Owen
                      c/o Armstrong World Industries, Inc.
                            313 West Liberty Street
                                 P.O. Box 3001
                           Lancaster, PA  17604-3001
                                 (717) 397-0611

                 (Name, Address And Telephone Number Of Persons
               Authorized To Receive Notices And Communications)

                                 March 13, 1998
            (Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.: 23426R 10 8

1.    Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons:

      Armstrong Enterprises, Inc.

2.    Check the Appropriate Box if a Member of a Group:

          (a)  [X]

          (b)

3.    SEC Use Only

4.    Source of Funds:  WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [_]

6.    Citizenship or Place of Organization:  Vermont

                      7.  Sole Voting Power:  18,365,822
Number of Shares
  Beneficially        8.  Shared Voting Power:  N/A
    Owned by
 Each Reporting       9.  Sole Dispositive Power:  18,365,822
     Person
      with           10.  Shared Dispositive Power:  N/A

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:  18,365,822

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares:  [_]

13.   Percent of Class Represented by Amount in Row (11):  34.4%

14.   Type of Reporting Person (See Instructions):  CO

CUSIP NO.: 23426R 10 8

1.  Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons:

    Armstrong World Industries, Inc.

2.  Check the Appropriate Box if a Member of a Group:

     (a)  [X]

     (b)

3.  Sec Use Only

4.  Source of Funds:  AF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2 (e): [ ]

6.  Citizenship or Place of Organization:  Pennsylvania

                                  7.  Sole Voting Power:  18,365,822

     Number of Shares             8.  Shared Voting Power:  N/A
       Beneficially
         Owned by                 9.  Sole Dispositive Power:  18,365,822
      Each Reporting
          Person                 10.  Shared Dispositive Power:  N/A
           with

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:  18,365,822

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares:  [_]

13.  Percent of Class Represented by Amount in Row (11):  34.4%

14.  Type of Reporting Person:  CO

    This report is Amendment No. 3 to the statement on Schedule 13D dated August 19, 1996 originally filed with the Securities and Exchange Commission (the "Commission") by Armstrong World Industries, Inc. ("Armstrong"), a Pennsylvania corporation, and Armstrong Enterprises, Inc., a Vermont corporation and a wholly-owned subsidiary of Armstrong ("Enterprises"), with respect to shares of common stock, $0.01 par value per share (the "Common Stock"), of Dal-Tile International Inc. ("Dal-Tile") held of record by Enterprises and beneficially owned by Armstrong (hereinafter, Armstrong and Enterprises are jointly referred to as the "Reporting Persons"). The original statement on Schedule 13D previously filed by the Reporting Persons was previously amended and restated in its entirety pursuant to Amendment No. 1 to such statement filed by the Reporting Persons with the Commission on April 8, 1997 and further amended by Amendment No. 2 filed with the Commission on February 26, 1998. The statement on
Schedule 13D, as amended, is hereby amended in part as follows:

Item 4.  Purpose of Transaction.

     The shares of Dal-Tile Common Stock currently owned by the Reporting Persons were acquired and are being held for investment purposes.

     As previously reported, the Reporting Persons have reviewed their investment in Dal-Tile on the basis of various factors, including Dal-Tile's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and the market for Dal-Tile's securities in particular, as well as other developments and other investment opportunities. The Reporting Persons have concluded that their interests would be best served by either disposing of the Dal-Tile investment or obtaining control of Dal-Tile. Since the Reporting Persons have been unsuccessful in obtaining control of Dal-Tile, the Reporting Persons intend to pursue options available to them to sell their shares of Dal-Tile Common Stock either in a private transaction or through the public markets, though they are not precluding the possibility of acquiring additional shares should circumstances change in the future. Pursuant to the terms of that certain Shareholders Agreement dated as of December 29, 1995 between and among Dal-Tile, AEA Investors, Inc., the managing member of the beneficial owner of a majority of Dal-Tile's outstanding Common Stock, DTI Investors, LLC, each of the Reporting Persons and Armstrong Cork Finance Company (the "Shareholders Agreement"), as amended by that certain letter agreement between and among the parties to the Shareholders Agreement and DTI dated as of July 15, 1996, the Reporting Persons have the right, on or after February 20, 1998, to make up to two requests to Dal-Tile in any twelve month period for the registration under the Securities Act of 1933, as amended, of the Dal-Tile Common Stock owned by the Reporting Persons in order to permit the sale of such stock in a public offering.

     The Reporting Persons, by letter dated March 13, 1998, have exercised their right to request that Dal-Tile register all the shares of Dal-Tile Common Stock beneficially owned by the Reporting Persons in order to permit the sale of such stock in a public offering. A copy of such request is attached hereto as
Exhibit 99.1.

     Whether and when the Reporting Persons may sell their shares of Dal-Tile Common Stock and the manner and terms of any such sales cannot be predicted at this time. In particular, whether the public offering occurs and, if so, the timing of such public offering and the price of the Dal-Tile Common Stock to be sold in such public offering will be determined by the

Reporting Persons, in consultation with the underwriter for such public offering based upon a number of factors, including then-existing market conditions, the market price for Dal-Tile's Common Stock, the availability of alternatives to a public offering (such as a privately negotiated transaction), Dal-Tile's financial condition, results of operations and prospects, general economic and industry conditions and all other relevant factors.

     The Reporting Persons are continuing to consider their options with respect to their current right to designate three directors of Dal-Tile following the resignations of the Reporting Persons' three designated representatives on Dal-Tile board of directors.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons, by letter dated March 13, 1998, have exercised their right, as provided in the Shareholders Agreement, to request that Dal-Tile register all the shares of Dal-Tile Common Stock beneficially owned by the Reporting Persons in order to permit the sale of such stock in a public offering. A copy of such request is attached hereto as Exhibit 99.1.

Item 7.  Material to be Filed as Exhibits

Exhibit No.          Exhibit
----------           -------
     99.1            Letter dated March 13, 1998 from the Reporting Persons to the issuer requesting that the issuer register all the shares of the issuer's common stock beneficially owned by the Reporting
                     Persons in order to permit the sale of such stock in a public offering.

                                   SIGNATURE

     The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this Amendment No. 3 to
Schedule 13D is true, complete and correct.

DATE:  March 13, 1998           ARMSTRONG ENTERPRISES, INC.

                                By:   /s/ David D. Wilson
                                   ---------------------------
                                    David D. Wilson,
                                    Vice President and Secretary

                                ARMSTRONG WORLD INDUSTRIES, INC.

                                By:   /s/ Frank A. Riddick, III
                                   ---------------------------
                                    Frank A. Riddick, III,
                                    Senior Vice President, Finance and Chief
                                      Executive Officer